Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ConAgra Foods, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of ConAgra Foods, Inc. of our reports dated July 28, 2006, with respect to the consolidated balance sheets of ConAgra Foods, Inc. as of May 28, 2006, and the related consolidated statements of earnings, comprehensive income, common stockholders’ equity and cash flows for the year ended May 28, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of May 28, 2006, and the effectiveness of internal control over financial reporting as of May 28, 2006, which reports appear in the May 28, 2006, annual report on Form 10-K of ConAgra Foods, Inc.

/s/ KPMG LLP

Omaha, Nebraska

September 29, 2006